VOCANA, INC.

FINANCIAL STATEMENTS

January 31, 2021

VOCANA, INC.

TABLE OF CONTENTS

BOBER MARKEY FEDOROVICH
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS ADVISORS
A PROFESSIONAL CORPORATION

3421 RIDGEWOOD ROAD, SUITE 300
AKRON, OH 44333-3119
330.762.9785

600 SUPERIOR AVENUE EAST, SUITE 925
CLEVELAND, OH 44114-2619
216.373.2500

WWW.BMF.CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders of
Vocana, Inc.
Akron, Ohio

We have reviewed the accompanying financial statements of Vocana, Inc. (formerly known as U4IA Holdings, Inc.) (a Delaware corporation), which comprise the balance sheet as of January 31, 2021, and the related statements of operations, shareholders' equity, and cash flows for the period January 27 (inception) through January 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services committee of the American Institute of Certified Public Accountants ("AICPA"). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

August 5, 2021

VOCANA, INC.
BALANCE SHEET
January 31, 2021

ASSETS

CURRENT ASSETS:
  Cash $ 23,149

OTHER ASSETS:
  Intellectual property   242,500

    Total assets $ 265,649

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable $ 92,500

LONG-TERM LIABILITIES:
  Contingent intellectual property purchase price liability   75,000

    Total liabilities   167,500

STOCKHOLDERS' EQUITY:
  Common stock - $.0001 par value; 10,000,000 shares
   authorized; none issued or outstanding   -
  Paid in capital   100,000
  Retained deficit   (1,851)
       98,149

    Total liabilities and stockholders' equity $ 265,649

VOCANA, INC.
STATEMENT OF OPERATIONS
For the Period January 27 (inception) through January 31, 2021

REVENUES	$	-
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE		1,851
NET LOSS	$	(1,851)

See independent accountants' review report.
The accompanying notes are an integral part of these financial statements.

VOCANA, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the Period January 27 (inception) through January 31, 2021

	Common Stock	Paid in Capital	Retained Deficit	Total Shareholders' Equity
BALANCE, JANUARY 27, 2021	$ -	$ -	$ -	$ -
Capital contributions	-	100,000	-	100,000
Net loss	-	-	(1,851)	(1,851)
BALANCE, JANUARY 31, 2021	$ -	$ 100,000	$ (1,851)	$ 98,149

See independent accountants' review report.
The accompanying notes are an integral part of these financial statements.

VOCANA, INC.
STATEMENT OF CASH FLOWS
For the Period January 27 (inception) through January 31, 2021

CASH FLOWS FROM OPERATING ACTIVTIES		
Net loss	$	(1,851)
NET CASH USED IN OPERATING ACTIVITIES		(1,851)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of intellectual properly		(167,500)
NET CASH USED IN INVESTING ACTIVITIES		(167,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt assumed from seller		92,500
Capital contributions		100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		192,500
NET CHANGE IN CASH		23,149
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	23,149

NOTE 1 – NATURE OF OPERATIONS

Vocana, Inc., formerly known as U4IA Holdings, Inc. ("Vocana" or the "Company") was incorporated on January 27, 2021 for the purpose of creating a software platform that enables music professionals to monetize their fanbase through better streaming revenues, merchandise, crowdsourcing, and data analytics. Vocana is an entire business platform for Music Professionals giving them the control of their business and musical careers. The Company changed its name from U4IA Holdings, Inc. to Vocana, Inc. subsequent to January 31, 2021.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains operating cash balances in various financial institutions. Balances held in financial institutions in the United States of America ("USA") are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the balances in the accounts in the USA may exceed FDIC insured limits. The Company believes no significant concentration of credit risk exists with respect to its operating cash balances.

Tax Positions
Under the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company is required to identify potential uncertain tax positions taken, assess and quantify those positions and record reserves. As of January 31, 2021, the Company has identified no uncertain tax positions

Intellectual Property
Intellectual property consists of acquired, in-process development of a music app which is expected to be fundamental to the Company's operations. The Company records intellectual property at its estimated fair value, which is based on the total consideration actually paid as well as contingent consideration which management believes is probable of being paid as of January 31, 2021.

Contingent Purchase Price Liability
The contingent purchase price liability represents the estimated amount payable to the intellectual property assignor, who is an investor of the Company. Such amounts will be payable upon attainment of additional capital contributions of $150,000. Management has concluded that it is probable that the additional capital will be raised; therefore, a contingent liability of $75,000 has been recorded as of January 31, 2021.

NOTE 3 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 5, 2021, the date on which the financial statements were available to be issued.

Subsequent to January 31, 2021, the Company issued $675,000 of convertible promissory notes (Notes) to certain investors. The notes bear interest at 10%. All unpaid interest and principal is due on or after December 31, 2022 (the Maturity Date). In the event that the Company issues and sells shares of its equity securities to investors on or before the Maturity Date, with total proceeds to the Company of not less than $5,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes), the outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the note holders into equity securities, as defined in the Notes.